Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 21, 2013

You are receiving this notification as Silver Wheaton Corp. (the “Company”) has decided to use the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on May 21, 2013 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2012 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and it will also reduce the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	May 21, 2013	WHERE:	Fairmont Waterfront Hotel
	1:00 p.m. (Vancouver Time)		900 Canada Place Way
Vancouver, British Columbia
V6C 3L5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  FINANCIAL STATEMENTS: To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon.

  ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the sections entitled “Election of Directors” in the Information Circular.

  APPOINTMENT OF AUDITORS: To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

  SAY ON PAY: To consider and, if deemed appropriate, to pass, with or without variation, a non- binding advisory resolution accepting the Company’s approach to executive compensation. See the section entitled “Say On Pay Advisory Vote” in the Information Circular.

  OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE INFORMATION CIRCULAR IS POSTED

The Information Circular can be viewed online under the Company’s profile at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov or at the Company’s website at www.silverwheaton.com/Investors/AnnualGeneralMeeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders who wish to receive paper copies of the Information Circular may request copies in the following manner:

Registered Shareholders: by calling toll-free at 1-855-887-2243; or

Non-Registered Shareholders: on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form and following the instructions provided. If you do not have a 12-digit control number, please call toll-free at 1-855-887-2243.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Information Circular in advance of the proxy deposit date and Meeting. The Information Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Information Circular with this notification.

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

FACSIMILE:	Fax to CIBC Mellon at 1-416-368-2502.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to CIBC Mellon at:

CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
Proxy Dept., P.O. Box 721
Agincourt, Ontario M15 0A1

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to www.proxyvote.com and follow the instructions.

TELEPHONE:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).

FACSIMILE:	Fax to 1-905-507-7793

MAIL:	Complete the voting instruction form, sign it and mail it to the following address:

Data Processing Centre
P.O. Box 2800, STN LCD Malton
Mississauga, Ontario L5T 2T7

Shareholders with questions about notice and access can call toll free at 1-800-380-8687.